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RECD S.E.C.
FEB 27 2002
080

SEC FILE NUMBER
8-47295

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dulles Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3311 Military Road, N.W.
(No. and Street)

Washington	D.C.	20015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon J. Garcia (202) 857-9750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mehler & Gruen, P.C.
(Name — *if individual, state last, first, middle name*)

1140 Connecticut Ave., N.W., Suite 803	Washington,	D.C.	20036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-18-00

OATH OR AFFIRMATION

I, Jon J. Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dulles Capital Group, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

ANNE LINDER
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires December 7, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DULLES CAPITAL GROUP, INC.
FINANCIAL REPORT
YEARS ENDED
DECEMBER 31, 2001 AND 2000

DULLES CAPITAL GROUP, INC.
FINANCIAL REPORT
YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS | PAGE

Report of Independent Certified Public Accountants on Financial Statements and Supplementary Information..... 1

Financial Statements:

Statements of Financial Condition...................... 2

Statements of Income (Loss)............................ 3

Statements of Changes in Stockholder's Equity.......... 4

Statements of Cash Flows............................... 5

Notes to Financial Statements.......................... 6-8

Supplementary Information:

Schedule I - Computation of Regulatory Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission................................ 10

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.................. 11

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5......................... 12-14

MEHLER & GRUEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036

(202) 293-9330
FAX: (202) 452-1973

Independent Auditors' Report

Board of Directors
Dulles Capital Group, Inc.
Washington, D.C.

We have audited the accompanying statements of financial condition of Dulles Capital Group, Inc. (the Company) as of December 31, 2001 and 2000 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Dulles Capital Group, Inc. as of December 31, 2001 and 2000, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9-11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Mehler & Gruen, P.C.

February 22, 2002

DULLES CAPITAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current Assets		
Cash	$ 9,116	$ 9,894
Accounts receivable, net (Note 5)	43,617	39,117
Prepaid expenses	3,482	3,390
Total Current Assets	56,215	52,401
Property and Equipment		
Equipment	3,713	3,713
Accumulated depreciation	(3,684)	(3,643)
Net Property and Equipment	29	70
Other Assets		
Not readily marketable securities (at cost)	3,300	3,300
Loan to shareholder (Note 3)	3,376	3,873
Total Other Assets	6,676	7,173
TOTAL ASSETS	$ 62,920	$ 59,644
LIABILITIES AND EQUITY		
Current Liabilities		
Accrued liabilities	$ 2,250	$ -
Current income taxes payable (Note 4)	616	1,568
Deferred income taxes, current (Note 4)	10,479	9,939
Total Current Liabilities	13,345	11,507
Long-term Liabilities		
Total Liabilities	13,345	11,507
Stockholder's Equity (Note 2)		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Paid-in capital	26,118	26,118
Retained earnings	22,457	21,019
Total Stockholder's Equity	49,575	48,137
TOTAL LIABILITIES AND EQUITY	$ 62,920	$ 59,644

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues		
Commission revenue	$ 69,464	$ 136,018
Total revenue	69,464	136,018
Operating Expenses		
Commissions	31,991	84,130
Travel and entertainment	6,972	3,446
Leasing expenses	5,462	5,712
Dues and memberships	5,365	4,205
Professional fees	5,200	25,168
Telephone	4,933	3,244
Office expenses	2,987	6,327
Insurance	1,951	789
Other expenses	1,668	3,475
Depreciation and amortization	41	433
Bad debt expense	-	1,350
Total Operating Expenses	66,570	138,279
Net income (loss) before income taxes	2,894	(2,261)
Income tax (expense) benefit (Note 4)	(1,456)	(226)
Net Income (Loss)	$ 1,438	$ (2,487)

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, 12/31/1999	$ 1,000	$ 26,118	$ 23,506	$ 50,624
Net Income (Loss)	-	-	(2,487)	(2,487)
Balance, 12/31/2000	1,000	26,118	21,019	48,137
Net Income (Loss)	-	-	1,438	1,438
Balance, 12/31/2001	$ 1,000	$ 26,118	$ 22,457	$ 49,575

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities		
Net Income (Loss)	$ 1,438	$ (2,487)
Adjustments to reconcile net income (loss) to net provided by operating activities:		
Depreciation and amortization	41	434
Bad debt expense	0	1,350
(Increase) decrease in accounts receivable	(4,500)	6,166
(Increase) decrease in prepaid expenses	(92)	(34)
Increase (decrease) in income taxes payable	(952)	1,568
Increase (decrease) in deferred income taxes	540	(1,576)
Increase (decrease) in accrued liabilities	2,250	0
Total adjustments	(2,713)	7,908
Net cash provided (used) by operating activities	(1,275)	5,421
Cash flow from investing activities:		
Purchase of non-marketable security	0	(3,300)
Net cash provided (used) by investing activities	0	(3,300)
Cash flow from financing activities:		
Advances (to) from shareholder	497	352
Net cash provided (used) by financing activities	497	352
Net increase (decrease) in cash	(778)	2,473
Cash, beginning of year	9,894	7,421
Cash, end of year	$ 9,116	$ 9,894
Supplemental Cash Flows Disclosures:		
Income taxes paid	$ 1,868	$ 100

The accompanying notes are an integral part of these financial statements.

DULLES CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Dulles Capital Group, Inc. (the Company) was incorporated on June 20, 1994 in the District of Columbia. The Company is a broker and dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. The Company is primarily engaged in the private placement of securities and as a mutual fund retailer and does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company has registered to do business in the following jurisdictions: District of Columbia, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Texas and Virginia.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets and Depreciation

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1) which requires the maintenance of minimum net capital of $5,000. At December 31, 2001, the Company had net capital of $10,550 which exceeded the required minimum by $5,550.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into a management contract with its president and principal shareholder. Under the contract, the principal shareholder is personally responsible for all expenses of the Company until such time as the Company reimburses him. The Company is not permitted to reimburse the shareholder for expenses if it will result in a reduction of net capital below that amount required by the Securities and Exchange Commission or any applicable state securities commission.

During the year ended December 31, 2001, advances were made to the president and principal shareholder of the Company. The amounts are due upon demand, without interest, and are reflected as loan to shareholder at year end.

NOTE 4 - INCOME TAXES

Temporary differences giving rise to the deferred tax liability consist primarily of items recognized under the accrual method for financial reporting purposes and not recognized under the cash method of reporting used for income tax purposes and the excess of depreciation for tax purposes over the amount for financial reporting purposes.

Amounts for deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax liability	$ 13,738	$ 12,286
Deferred tax asset, net of valuation allowance of $0	(3,259)	(2,347)
	$ 10,479	$ 9,939

Income tax expense for the year ended December 31, 2001 was determined as follows:

	TOTAL	Federal	DC
Current	$ 916	$ 532	$ 384
Deferred	540	310	230
Total	$1,456	$ 842	$ 614

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes of approximately $3,000.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company arranges the private placement of securities in exchange for commissions and provides variable life, annuity, and mutual fund products to individuals and business clients on a commission basis. Receivables arising from private placements are not collateralized. As of December 31, 2001 and 2000, there was an allowance for doubtful accounts of $10,000.

SUPPLEMENTARY INFORMATION

DULLES CAPITAL GROUP, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001 AND 2000

SCHEDULE I

	2001	2000
Total Stockholder's Equity	$ 49,575	$ 48,137
Non-allowable assets:		
Furniture and equipment, net	(29)	(70)
Accounts receivable, net	(39,117)	(39,117)
Prepaid expenses	(3,482)	(3,390)
Other assets, net	(3,300)	(3,300)
Loan to shareholder	(3,376)	(3,873)
Petty cash	(200)	(200)
Net Capital Before Deferred Taxes	71	(1,813)
Deferred income taxes	10,479	9,939
Net Regulatory Capital	10,550	8,126
Capital Requirement	(5,000)	(5,000)
Excess Net Regulatory Capital	$ 5,550	$ 3,126
Aggregated Indebtedness - Liabilities	$ 2,866	1,568
Ratio of Aggregate Indebtedness To Net Capital	27.17%	19.30%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17 A-5 as of December 31, 2001)

	2001	2000
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 13,415	$ 9,693
Increase (decrease) in cash	1	1
Increase in other current liabilities	(2,866)	(1,568)
Net capital per above	$ 10,550	$ 8,126

DULLES CAPITAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2001 and 2000.

No material difference exists in the computation of the reserve requirement above an as reported in the Company's (unaudited) FOCUS report.

DULLES CAPITAL GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2001 and 2000.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

MEHLER & GRUEN, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SUITE 803

1140 CONNECTICUT AVENUE, N.W.

WASHINGTON, D.C. 20036

(202) 293-9330

FAX: (202) 452-1973

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Dulles Capital Group, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements and supplementary information of Dulles Capital Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and

procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Acts of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mehler & Gruen, P.C.

Mehler & Gruen, P.C.

February 22, 2002